EXHIBIT 12.1
BMB MUNAI INC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended March 31,
	2009	2008	2007

Earnings:

Income before income taxes	$ 16,129,286	$ 31,206,982	$ 1,892,771
Add: Fixed charges	4,553,914	3,218,141	-
Add: Amortization of capitalized interest	185,554	68,123	-
Less: Interest capitalized	(3,415,040)	(3,218,141)	-
Total earnings	17,453,714	31,275,105	1,892,771

Fixed charges:

Interest expensed and capitalized	3,000,000	2,141,667	-
Amortized premiums, discounts, & bond costs	1,553,914	1,076,474	-
Total fixed charges	4,553,914	3,218,141	-
Ratio of earnings to fixed charges	3.83	9.72	-